Exhibit (a)(5)(viii)

Saltchuk Welcomes Great Lakes Dredge & Dock to its Family of Companies

Seattle, WA, Houston, TX- April 1, 2026 – Saltchuk Resources, Inc. (“Saltchuk”) today welcomed Great Lakes Dredge & Dock Corporation (“Great Lakes”) as its newest wholly owned subsidiary. The transaction closed this morning for a purchase price of $17.00 per share in cash, and an enterprise value of approximately $1.5 billion.

“We’re proud to welcome Great Lakes to the Saltchuk family of companies,” said Saltchuk Chairman Mark Tabbutt. “With Great Lakes, we have grown to nearly 10,000 team members united by a shared commitment: delivering safe, responsible, and reliable service to the communities we serve. We look forward to supporting Great Lakes’ reinvestment and growth ambitions for generations to come.”

Great Lakes joins Saltchuk as a stand-alone business unit, and it will continue to operate independently under its experienced leadership. The acquisition diversifies Saltchuk’s portfolio, adding dredging services to complement more than 30 other U.S. freight transportation, marine services, and energy distribution companies.

“Joining Saltchuk’s family of companies is a proud moment for us, as it is an organization that shares our deeply rooted culture and unwavering commitment to safety, to the communities we serve, our valued customers, and our dedicated employees. This partnership represents a natural alignment of values and vision, providing a strong foundation for continued collaboration and success,” said Lasse Petterson, Great Lakes’s President and Chief Executive Officer. “As we look ahead, we remain focused on executing our long-term growth strategy with discipline and purpose. At the same time, we are committed to maintaining and enhancing our leadership position in U.S. dredging, the global offshore energy sector, and continuing to deliver excellence and innovation across all aspects of our business.”

The transaction was previously announced on February 11, 2026, and the tender offer for all of the outstanding shares of common stock of Great Lakes for $17.00 per share, net to the seller in cash, without interest and subject to any required tax withholdings, by Huron MergeCo., Inc., a wholly owned subsidiary of Saltchuk, expired at one minute after 11:59 p.m., New York City Time, on March 31, 2026.

Broadridge Corporate Issuer Solutions, LLC, acting as joint depositary and paying agent for the tender offer, have advised that, as of the expiration of the tender offer, approximately 53,738,558 shares of Great Lakes common stock were validly tendered and not validly withdrawn pursuant to the tender offer, representing approximately 79.88% of the issued and outstanding shares of Great Lakes common stock.

As a result of the completion of the transaction, prior to the opening of trading on the NASDAQ on April 1, 2026, all shares of Great Lakes common stock will cease trading, and all shares of Great Lakes common stock will subsequently be delisted from NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended.

Additional details regarding the previously announced debt tender offer will be provided in a subsequent press release. Great Lakes will share further information regarding the status of the debt tender offer at that time.

About Saltchuk Resources, Inc.

Saltchuk is a privately owned enterprise that has built a reputation over 40 years of being a multi-generational home for great companies. Headquartered in Seattle, additional information is available at www.saltchuk.com.

About Great Lakes Dredge & Dock

Great Lakes Dredge & Dock Corporation is the largest provider of dredging services in the United States, which is complemented with a long history of performing significant international projects. In addition, Great Lakes is fully engaged in expanding its core business into the offshore energy industry. Great Lakes employs experienced civil, ocean and mechanical engineering staff in its estimating, production, and project management functions. In its over 136-year history, Great Lakes has never failed to complete a marine project. Great Lakes owns and operates the largest and most diverse fleet in the U.S. dredging industry, comprised of approximately 200 specialized vessels. Great Lakes has a disciplined training program for engineers that ensures experience-based performance as they advance through Great Lakes operations. Great Lakes’s Incident-and Injury-Free® (IIF®) safety management program is integrated into all aspects of the Great Lakes’s culture. Great Lakes’s commitment to the IIF® culture promotes a work environment where employee safety is paramount.

Contact

Eric Birge

Vice President of Investor Relations,

313-220-3053

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